02034463

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com

6 May, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 28 2002
WASH. D.C. 154 SECTION

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

FILE NUMBER
82 - 4780

Madrid, 29th of April 2002

In compliance with the obligation regarding public information from companies issuing securities, we inform you that this Company's Board of Directors has proceeded to subscribe the merger project between NH HOTELES, S.A. and its 98,5% subsidiary PROMOCIONES EUROBUILDING, S.A., through the absorption of the latter by the former.

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com

8 May, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2002
WASH, D.C. 154 SECTION

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

Madrid 8th of May, 2002

NH Hoteles Group

January - March 2002 Results

NET INCOME FOR THE GROUP RISES 53% IN THE FIRST QUARTER OF 2002

The Group's net earnings totalled €22.18 m, a 53.1% growth compared to the same period the year before. The Group's consolidated revenue increased 6.1% to €175.48 m.

This growth is partially attributable to NH Mexico, which was not consolidated in the first quarter of 2001, and the contribution of openings and non-comparable hotels in Europe that represent 4% of the Group's hotel sales in Europe in the first quarter of 2002.

Moreover, the Group recorded €15.8 m in capital gains from the sale&leaseback of four hotels in Spain. The transaction was carried out in February 2002.

As part of the progress within the Cost Savings Plan implemented in the last quarter of 2001, total operating costs have declined only by 1.6% in comparable hotels.

Consolidated EBITDA, however, decreased 11.5% to €40.63 m mainly on the back of the Easter holidays impact in Madrid and Barcelona, the increase in lease expenses stemming from leaseback transaction and Sotogrande's lower contribution.

The performance of Sotogrande's real estate was as expected, considering the different pace of deliveries and the different mix in real estate sales. Hence, Sotogrande's EBITDA declined 69% vs. the same period last year. The current level of agreed but unrecorded sales underpin the good prospects for the rest of the year.

Total hotel sales grew by 6.7% while EBITDA fell 5.4%. Sales and EBITDA of hotels in Spain declined because of the impact of the Easter holidays this year although results in April are more stable after excluding this effect. In the rest of Europe is worth highlighting the good performance of comparable hotels in Amsterdam.

The contribution of the Latin American hotels gains weight because of NH Mexico, which was not included in the consolidation perimeter in the first half of 2001, whilst the results of Mercosur hotels in this quarter have been affected by the Argentine peso devaluation and slower business of the summer months.

HOTEL ACTIVITY

Hotel activity in the first quarter of 2001 showed better trend vs. the last quarter of 2001. Nevertheless, these results are compared with the first quarter of 2001—an exceptional positive quarter for the sector— and also include the impact of the Easter period, especially in Madrid and Barcelona hotels.

Hotel activity in Europe, despite these circumstances, posted 2.5% lower total revenues and €34.88 m in EBITDA, 16% less than in first quarter 2001.

The EBITDA margin performance of comparable hotels, however, is reasonable, decreasing from 28.2% to 25.3% thanks to implementation of cost savings efforts. The Group's margins are diluted by non-comparable hotels, opened or refurbished in the last twelve months, because these are currently in the launch phase and because most of these are under lease contract.

The increase in lease expenses stemming from the sale and leaseback transaction should also be noted, with Group's EBITDA declining by €1 m, although with respect to the Group's operating income, this is offset by lower depreciation and property taxes while the funds obtained from this deal have enabled the Group to reduce its financial expenses.

Revenue from comparable hotels in Spain fell 5% while EBITDA declined 12% to €26.7 m. In comparing these figures, it should be noted that the first quarter of 2001 was exceptional with respect to occupancy and RevPar and it was only from April 2001 that a slowdown in growth was noticed.

We have already mentioned the impact of the different Easter calendar this year on sales and EBITDA. This impact was more pronounced in Madrid and Barcelona hotels, in which an analysis of sales figures up to April reflects more stable performance (see sales note released on 26 April).

The performance of hotels in other Spanish cities has been more positive, with revenues rising 3% and EBITDA 4%, with better margins.

Growth in the NH Comfort hotels in Spain is quite strong, with 9.4% revenue growth and 23.2% in EBITDA, and also better margins.

Casino de Madrid and "Los Retamares" golf club posted 4.2% revenue growth and 17% in EBITDA.

In the Rest of Europe, the performance of comparable hotels was overall better than expected, with revenue declining 3.7% and EBITDA remaining stable at €19.14 m.

The performance of comparable hotels in Amsterdam was very positive, with 2.6% EBITDA growth and margin improving by 200 basis points, from 36% to 38%. This trend has been gradual in the first quarter thanks to the recovery in demand, good occupancy levels and ADRs.

The recovery in Brussels is not evident yet in the market. Comparable hotel revenue and EBITDA declined 7.7% and 14.6%, respectively. Nevertheless, the outlook is positive thanks to the re-branding process and intensified marketing actions.

Latin American hotels contributed 10.8% of the Group's EBITDA, mainly due to the incorporation of the NH Mexico that was not consolidated in the first quarter of 2001.

The hotels in the Mercosur region posted only slightly negative results despite the Argentinean peso's devaluation and the usual lower activity in the summer months. NH's positioning in Argentina is still considered strategic for the Group's long-term growth. The project in Mendoza is expected to be opened in the coming months.

SOTOGRANDE REAL ESTATE ACTIVITIES

Sotogrande's revenues totalled €6.88m, 7% lower than the first quarter of 2001 because of the different pace of deliveries, and the different sales mix. Recorded real estate sales in the first quarter of 2002 were 9.2% lower than in the same period last year and mainly involved sales in La Marina, where margins are lower compared to plot sales. As a result Sotogrande's contribution to the NH Group's EBITDA decreased 69% to €1.4 m.

The prospects for the rest of the year are quite positive, with agreed but unrecorded sales totalling €56.84 m as at 31 march 2002.

In February of this year, NH Hoteles launched the new project "La Reserva de Sotogrande". The first phase of this project involves 150 land plots with a minimum size of 2,000 m^2 and maximum of 4,500 m^2 and priced between €110 and €240 per square metre. The first plots will be ready for delivery by the end of this year.

FINANCIAL EVOLUTION

As at the end of the first quarter 2002, the Group's net debt stood at €514.3 m vs. €620,4 m as at year-end 2001. The decrease in net debt is mainly attributable to the proceeds from the sale&leaseback transaction which will be used to finance a significant part of the 80% Astron acquisition (this transaction was signed and disbursed last April 29th, 2002).

The above mention transaction together with lower interest rates have helped to reduce net financial expenses by 20% despite consolidating NH Mexico's net debt which has a higher financial cost than the Group's average.

The devaluation of the Argentinean peso has decreased the Conversion Reserves by €20 m in addition to the €37.2 m decrease recorded as at year-end 2001. However this has not impacted the Group's consolidated results.

The following tables reflect:

1) **A breakdown of Group sales, compared with the same period last year.**
2) **A breakdown of the Group's EBITDA vs. the same period last year.**
3) **Detailed EBITDA for Comparable Hotels, Non Comparable Hotels and Real Estate Activity**
4) **NH Hoteles Group Consolidated P&L compared with the same period last year.**

Sales Break-down	**Jan-March 2002 € Mn**	**Jan-March 2001 € Mn**	***2002/2001 Chg. %***
Spain Comparable	80.58	84.76	-4.93%
Spain Non Comparable	1.73	0.00	-
Other income	0.94	1.03	-8.95%
Total Spain	**82.31**	**84.76**	**-2.90%**
Total Holland	48.70	50.61	-3.77%
Total Belgium	6.59	7.23	-8.90%
Rest of Europe and other GT hotels	5.70	5.63	1.17%
Restaurants	2.37	2.30	2.99%
Rest of Europe Non Comparable	4.34	2.58	67.98%
Other income	1.05	1.83	-42.59%
Total Rest of Europe	**68.75**	**70.19**	**-2.05%**
Mercosur	2.15	3.11	-30.82%
Mexico	15.40	0.00	-
Total Latam	**17.56**	**3.11**	**464.14%**
Total Hotel Sales	**168.61**	**158.06**	**6.67%**
Sotogrande	6.88	7.39	-6.96%
Total Consolidated Sales	**175.48**	**165.45**	**6.06%**

(*) Management fees included

EBITDA Break-Down	Jan-March 2002		Jan-March 2001		
	EBITDA	Margin	EBITDA	Margin	2002/2001
	€ Mn	%	€ Mn	%	Chg. %
Total Spain Comparable	21.24	26.4%	26.24	31.0%	-19.1%
Total rest of Europe Comparable	15.41	23.9%	16.74	24.8%	-7.9%
TOTAL COMPARABLE EUROPE	**36.65**	**25.3%**	**42.98**	**28.2%**	**-14.7%**
TOTAL NON COMPARABLE EUROPE	**-1.77**	**-29.2%**	**-1.43**	**-52.5%**	**23.7%**
Mercosur	-0.72	-33.6%	-0.12	-4.0%	487.8%
México	5.11	33.1%	-	-	n.a
TOTAL LATAM	**4.38**	**25.0%**	**-0.12**	**-4.0%**	**-3663.4%**
TOTAL HOTEL ACTIVITY	**39.26**	**23.3%**	**41.42**	**26.3%**	**-89.4%**
SOTOGRANDE	**1.37**	**19.9%**	**4.49**	**59.8%**	**-69.5%**
TOTAL CONSOLIDATED (*)	**40.63**	**23.2%**	**45.91**	**27.8%**	**-11.5%**

(*) NH México is consolidated from July 1st 2001
(*) 2Casino y Retamares" included in Spain Comparable

EBITDA	Comparable			Non Comparable			Real Estate		
€ Mn	Q1 2002	Q1 2001	Chg. %	Q1 2002	Q1 2001	Chg. %	Q1 2002	Q1 2001	Chg. %
TOTAL REVENUES	**144.99**	**152.36**	**(4.8%)**	**23.61**	**5.70**	**314.2%**	**6.88**	**7.39**	**(6.9%)**
Cost of Real Estate Sales							(3.49)	(1.32)	164.4%
Operating Expenses	(92.19)	(93.72)	(1.6%)	(17.83)	(5.84)	205.3%	(2.03)	(1.58)	28.5%
Gross Operating Profit	**52.80**	**58.64**	**(10.0%)**	**5.78**	**(0.14)**	**(4228.6%)**	**1.36**	**4.49**	**(69.7%)**
Lease Payments & Property Taxes	(16.15)	(15.66)	3.1%	(3.17)	(1.42)	123.2%	0.00	0.00	0.0%
EBITDA	**36.65**	**42.98**	**(14.7%)**	**2.61**	**(1.56)**	**(267.3%)**	**1.36**	**4.49**	**(69.7%)**

NH HOTELES,S.A.	Ene-Marzo 2002		Ene-Marzo 2001		2002/2001
PROFIT AND LOSS ACCOUNT AS AT MAR(	M Eur.	%	M. Eur	%	Variación %
hotels sales and other revenues	168.61	96.1%	158.06	95.5%	6.7%
real estate sales and other	6.88	3.9%	7.39	4.5%	(6.9%)
total revenues	**175.48**	**100.0%**	**165.45**	**100.0%**	**6.1%**
cost of real estate sales	(3.49)	(2.0%)	1.32	0.8%	(364.4%)
operating expenses	(112.05)	(63.9%)	(101.14)	(61.1%)	10.8%
GROSS OPERATING PROFIT	**59.95**	**34.2%**	**62.99**	**38.1%**	**(4.8%)**
lease payments and property taxes	(19.32)	(11.0%)	(17.08)	(10.3%)	13.1%
EBITDA	**40.63**	**23.2%**	**45.91**	**27.7%**	**(11.5%)**
depreciation	(18.09)	(10.3%)	(14.23)	(8.6%)	27.1%
depreciation STG consolidation difference	(0.38)	(0.2%)	(0.67)	(0.4%)	(43.3%)
EBIT	**22.16**	**12.6%**	**31.01**	**18.7%**	**(28.5%)**
interest income (expense)	(8.11)	(4.6%)	(10.10)	(6.1%)	(19.7%)
income from minority equity interests	(0.65)	(0.4%)	(0.30)	(0.2%)	116.7%
extraordinary results	15.80	9.0%	0.90	0.5%	1655.6%
EBT	**29.20**	**16.6%**	**21.51**	**13.0%**	**35.8%**
corporate income tax	3.69	2.1%	(6.56)	(4.0%)	(156.3%)
NET INCOME before minorities	**25.51**	**14.5%**	**14.95**	**9.0%**	**70.6%**
minority interests	(3.34)	(1.9%)	(0.47)	(0.3%)	610.6%
NET INCOME	**22.18**	**12.6%**	**14.48**	**8.8%**	**53.2%**